FRANKLIN OGELE, P.A.

Attorney at Law

Gateway One, 26th FL

Newark, New Jersey 07102

Phone: 973 277 4239 / Fax: 862 772 3985

www.ogelelaw.com / Email: franklin@ogelelaw.com

Office: (973) 277 4239 New York (Bar #2364974)

Fax: (862) 772 3985 New Jersey (Bar #00252190)

October 31, 2023

Mr. Robert Shapiro

The United States Securities

And Exchange Commission

Division of Corporate Finance

Washington, DC 20549

Re: Miami Breeze Car Care Inc.

Registration Statement on Form S-1 Filed October 5, 2023

File No. 333-266854

Dear Mr. Shapiro:

This letter is in response to the Staff letter of October 17, 2023. Miami Breeze Car Care Inc., hereinafter, “Registrant” hereby responds as follows: The paragraphs in italics are from the Staff letter.

Staff Comment

Amendment No. 4 to Registration Statement on Form S-1 filed October 5, 2023 Certain Relationships and Related Transactions, page 28

1.	Please ensure that you provide all information required by Item 404 of Regulation S-K. Note that as a smaller reporting company you are subject to the expanded disclosure requirements in Item 404(d). For example, please provide the related party involved in the marketing consulting agreement discussed on page 28. In addition, please include your Brand Ambassador agreement with RN Consulting discussed on page 25.

Registrant’s Response

Registrant has revised the disclosure on page 28 and throughout this Amendment No. 5 consistent with Item 404 of Regulation S-K. In addition, Registrant has annexed per Exhibit 10.2B to this Amendment No. 5 a copy of the Independent Marketing Agreement of April 16, 2021 between Sky Breeze Capital, Ltd and the Registrant. Please note that the Brand Ambassador Agreement between Registrant and RN Consulting discussed on page 25 was annexed per Exhibit 10.2 filed on January 20, 2023 per Amendment No. 1; a subsequent Addendum to the Brand Ambassador Agreement was annexed per Exhibit 10.2A filed on March 24, 2023 per Amendment No. 2.

General

2	Please ensure consistent disclosure regarding the offering amount in your resale prospectus. In this regard, we note that the number of shares offered by the selling stockholders, as indicated under the column "Calculation of Registration Fee," and in the legality opinion filed as exhibit 5.1 does not appear to total the 5,471,966 shares of common stock indicated in the heading on the cover page of the resale prospectus.

Registrant’s Response

Registrant has revised the total number of shares offered by Selling Shareholder throughout this Amendment No. 5 to 5,471,966 shares. In addition, Registrant has revised the table of “Calculation of Registration Fee” to reflect the proper registration fee of $2,422.98 based on the revised filing fee rate of $147.60 per $1,000,000 effective October 1, 2023. Finally, Counsel opinion has been revised to reflect offered shares of 5,471,966. See Exhibit 5.1A annexed to this Amendment No. 5.

Very truly yours,

/s/ Franklin Ogele

Franklin Ogele, Esq.

As Counsel to Registrant